Friedman, Billings, Ramsey & Co., Inc.

1001 19th Street North

Arlington, Virginia 22209

February 10, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:     Mr. Owen Pinkerton

ECC Capital Corporation

Registration Statement on Form S-11 (File No. 333-118253)

Dear Mr. Pinkerton:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of ourselves and the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, copies of the Preliminary Prospectus dated January 20, 2005 were distributed during the period January 20, 2005 through February 9, 2005 as follows:

Preliminary Prospectus
Underwriters:	20
Dealers:	100
Institutions:	1632
Individuals:	1577

Reference is made to the letter from ECC Capital Corporation (the “Company”), dated February 10, 2005 requesting effectiveness of the Registration Statement at 4:00 PM Eastern Standard Time on February 14, 2005. In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Standard Time on February 14, 2005, or as soon thereafter as practicable.

If you have questions or comments regarding this request, please call Andrew S. Epstein of Clifford Chance at (212) 878-8332.

[Signature to follow.]

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC., on behalf of itself and the several underwriters

By:	/s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director

cc:	ECC Capital Corporation
Latham & Watkins LLP
Amanda McManus
Clifford Chance US LLP